Exhibit (c)(16)

PRELIMINARY DRAFT - STRICTLY CONFIDENTIAL

Project Tremplin Discussion Materials

Goldman Sachs Paris Inc. et Cie 21-May-2008

This preliminary draft presentation is based entirely on publicly available information and information supplied by management of Ipsen and Tercica and was prepared for the sole purpose of a preliminary, initial discussion between financial advisors. It is not a report to either financial advisor’s client and should not be treated as such.

PRELIMINARY DRAFT - STRICTLY CONFIDENTIAL Stand-Alone Valuation Benchmarks For Tercica Key Considerations Based on Preliminary Ipsen Due Diligence Findings as of 21-May-2008

	Shared with Tercica		Revised (21-May-2008)
	(16-May-2008)		Base Case		Downside Case
	WACC		WACC		WACC
Items	11%	12%	11%	12%	11%	12%

Core Business
Increlex Severe Primary IGFD & Somatuline Acromegaly	$1.2	$1.0	$1.9	$1.7	$1.9	$1.7

Net Debt & Other Adjustments[1]	$0.6	$0.6	$0.8	$0.7	$0.8	$0.7

Increlex Upside
Increlex Co-Administration	$2.6	$2.4	$2.0	$1.9	$2.0	$1.9

Life Cycle Management
Increlex Primary IGFD	$0.8	$0.8	$1.5	$1.4	-	-

Somatuline NET	$1.2	$1.1	$1.0	$0.9	-	-

Combo	$0.5	$0.4	$0.5	$0.4	-	-

Pipeline
MMD
Total	$6.9	$6.3	$7.7	$7.1	$4.7	$4.3

Source: Ipsen Management Projections

1. Including net debt (impacted by outstanding convertible bond), tax assets, non-cash items (FAS 123, depreciation & amortisation), change in working capital and capital expenditure.

3